Contact

www.linkedin.com/in/lizzie-breyer-bowman-0381741 (LinkedIn)

Top Skills

Newspaper
Publicity
Newspapers

Lizzie Breyer Bowman

CMO / SVP Marketing | Revenue and Audience Growth Leader |
Brand, Digital, GTM | Media, Consumer & Sports
Minneapolis, Minnesota, United States

Summary

Practically speaking: I'm a growth and marketing executive with
15+ years of experience building brands, scaling audiences, and
driving revenue across media, consumer goods, and high-growth
startups. I'm particularly interested in opportunities at small to
midsize companies where strong brands, mission-driven work, and
ambitious growth goals intersect — whether in media, consumer
products, or emerging platforms.

At heart: I'm a storyteller. A strategic thinker with big ideas, each and
every day. Fascinated by the alchemy of transforming a product into
a brand. Connector (in the Malcolm Gladwell sense.) A super fan of
women's sports, especially my beloved Minnesota Aurora.

Skills: Growth Marketing • Brand Strategy • Go-to-Market (GTM) •
Digital & Performance Marketing
Customer Acquisition & Retention • Audience Development • P&L
Management
Product Marketing • Integrated Campaigns • Data & Consumer
Insights
Team Leadership • Marketing Operations • PR & Communications

Experience

Lemonada Media
4 years 7 months

Senior Vice President, Growth and Marketing
March 2024 - Present (2 years 2 months)

Head of all marketing and audience growth for fast-growing, venture-
backed podcast company, serving as a member of the company's executive
leadership team. Lead a team of 8 employees, including oversight for social
and digital strategy and execution; creative services and art direction; PR and

press strategy and agency relationships; and audience growth and marketing campaign execution, across all platforms.

Vice President, Growth and Marketing
October 2021 - March 2024 (2 years 6 months)

American Public Media Group
Managing Director, National Marketing & Capabilities
January 2019 - October 2021 (2 years 10 months)
St. Paul, MN

Led all marketing strategy, insights and execution for a portfolio of 30+ national brands, including radio programs such as Marketplace and The Splendid Table, and the APM Podcasts portfolio. Supported all new product launches with audience insights, strategic leadership, and marketing plans.

The Marketing Academy
Scholar
December 2019 - October 2020 (11 months)

Minnie & Mercury LLC
Marketing/Brand Consulting
January 2017 - January 2019 (2 years 1 month)
Greater Minneapolis-St. Paul Area

Freelance and contract positions in brand strategy, brand management, marketing/advertising, social media, copywriting, copy editing, and startup management.

Projects include:
Interim Global Marketing Director, Skin Care & Makeup, AVEDA (Oct 2018-Jan 2019)
Interim senior brand manager, Post Consumer Brands, Licensed Sweets (May-Sept 2018)
Shopper and e-commerce marketing strategy, Annie's Homegrown and EPIC, Berkeley. CA and Austin, TX (March-Sept 2018)
Trivia Mafia, social media training (April 2018)
Advisor to Dakota Jazz Club, Minneapolis, MN (Spring 2018)
Interim senior brand manager for PEBBLES and Kid Classics cereal, Post Consumer Brands (Oct 2017-March 2018)

Maddy & Maize Popcorn
Chief Marketing Officer

January 2017 - November 2017 (11 months)

Greater Minneapolis-St. Paul Area

Responsible for all components of scaling a small food startup, including operations, marketing, package design, social media, and sales/business development.

General Mills

7 years 7 months

Senior Marketing Manager

August 2015 - January 2017 (1 year 6 months)

Manage $800MM+ in RNS across a portfolio of businesses: Pillsbury cinnamon rolls, cookies, Toaster Strudel, and Annie's refrigerated baked goods. Specializations include digital marketing, customer/shopper marketing, brand building/advertising, consumer insights and storytelling.

Marketing Manager

September 2013 - July 2015 (1 year 11 months)

Channel marketing lead for Big G cereal division, covering retail and shopper marketing for all retailers except Walmart. Focus customers included Costco, Sam's Club, Dollar General, Kroger, Publix, CVS and Walgreens.

Associate Marketing Manager

July 2009 - September 2013 (4 years 3 months)

Associate Marketing Manager, Honey Nut Cheerios (July 2012-Sept 2013)

Previous roles:

- Associate Marketing Manager, Totino's Hot Snacks (May 2011-July 2012)
- Associate Marketing Manager, Health & Wellness Center of Excellence (Aug 2010-May 2011)
- Associate Marketing Manager, Hamburger Helper (July 2009 - Aug 2010)

Frito Lay

Marketing Intern

June 2008 - August 2008 (3 months)

Brand management intern in the PepsiCo foodservice division, specifically working with the TrueNorth brand.

Atlanta Journal-Constitution

Copy editor

October 2004 - July 2007 (2 years 10 months)

Rim and slot a variety of sections, including daily Living, travel, food, consumer news, movies and books. Write headlines and photo captions, focusing on innovation, flair and alternative formats. Develop story ideas and write articles for the accessAtlanta entertainment section

Write daily columns about dating in Atlanta; moderate comments; conduct multimedia publicity campaign. Attract 300-400 comments per day, plus approximately 20,000 unique visitors per month.

Most recently, I have been working with a small prototype development team to conduct concept testing and analysis for the newspaper's content.

The Virginian-Pilot
Copy editor
2003 - 2004 (1 year)

The New York Times
Editing intern, national desk
May 2003 - August 2003 (4 months)

The New York Times
Dow Jones Newspaper Fund copy editing intern, foreign desk
May 2002 - August 2002 (4 months)

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Education

University of Virginia Darden School of Business
MBA · (2007 - 2009)

The University of North Carolina at Chapel Hill
B.A., Journalism and Public Policy · (1999 - 2003)